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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Evolus, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

30052C107

(CUSIP Number)

February 18, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30052C107		13G	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Medytox Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,762,652 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,762,652
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,762,652
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7% (2)
12		TYPE OF REPORTING PERSON CO

(1) As part of the Share Issuance Agreement, effective February 18, 2021, between the Issuer and the Reporting Person (the “Share Issuance Agreement”), the Issuer issued 6,762,652 shares of common stock of the Issuer, par value $0.00001 (“Common Stock”) to the Reporting Person on February 18, 2021.

(2) Based on a total of 40,592,832, which is equal to (i) 33,830,180 shares of Common Stock outstanding as of February 14, 2021, as reported by the Issuer in the Share Issuance Agreement plus (ii) the 6,762,652 shares of Common Stock issued to the Reporting Person pursuant to the Share Issuance.

Item 1(a).	Name of Issuer:

Evolus, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Newport Center Drive, Suite 1200

Newport Beach, CA 92660

Item 2(a).	Name of Person Filing:

Medytox Inc.

Items 2(b).	Address of Principal Business Office or, if none, Residence:

Medytox Inc.

78 Gangni 1-gil Ochang-eup

Cheongwon-gu Cheongju-si

Chungcheongbuk-do 28126

Republic of Korea

Items 2(c).	Citizenship:

Medytox Inc. is a company organized under the laws of the Republic of Korea.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share

Item 2(e).	CUSIP NUMBER: 30052C107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: Medytox Inc. – 6,762,652

(b)	Percent of Class: 16.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,762,652

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,762,652

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

MEDYTOX INC.

By:	/s/ Hyunho Jung
Name:	Hyunho Jung
Title:	Chief Executive Officer